Exhibit 17.1

March 17, 2006

Unified Western Grocers, Inc.

Mr. Lou Amen, Chairman of the Board of Directors

C/O Robert M. Ling Jr., Executive Vice President

5200 Sheila St.

Commerce, CA 90040

Dear Lou,

I regret to inform you that I have decided to resign from the Board of Directors at Unified. I appreciate the opportunity to serve our company and am sorry that I am not able to continue at this time. It has been a great experience and I will sincerely miss everyone.

Please feel free to contact me at any time, as I will always be here to offer support. I wish everyone much success in the future guidance of our company.

Best Regards,

/s/ David Bennett
David Bennett
Owner/Vice President

150 Shoreline Highway, Building D • Mill Valley, CA 94941 • Phone (415) 289-5720 • Fax (415) 289-0141

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